Charlene Kim Counsel Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 (213) 615-4618 Tel cenk@capgroup.com thecapitalgroup.com

September 18, 2023

Mark A. Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Capital Group Central Fund Series (the “Fund”)
File No. 811-23391

Dear Mr. Cowan:

This letter is in response to the comments you provided on August 14, 2023 to the Fund’s post-effective amendment filed on July 7, 2023 to Amendment No. 5 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”). Our responses to your comments are set forth below.

1.	You requested further clarification and background on the amendments in the second paragraph of Section 2 of the post-effective amendment.

Response: The Fund’s policies permit the Fund’s top ten equity holdings and the top ten fixed income holdings to be posted each month. The language describes the timing for posting the top ten equity holdings (10 days after month end) and the top ten fixed income holdings (10 days after month end for March, June, September and December and 30 days after month end for the remaining periods). Please note that the Fund would not typically invest in equity securities.

2.	You requested we further clarify the reference to “individuals and financial intermediaries” in the last paragraph of Section 2 of the post-effective amendment.

Response: As discussed, on August 24, 2023, we will update the disclosure to address this comment, as follows in the Fund’s next registration statement:

“The fund’s investment adviser and its affiliates provide investment advice to clients other than the fund that have investment objectives that may be substantially similar to those of the fund. This advice may be provided through the client’s financial intermediary.”

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (213) 615-4618.

Sincerely,

/s/ Charlene Kim

Charlene Kim

Counsel